C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 SEP -8 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref : BC/CPP/099/06

BY AIRMAIL

29th August, 2006

06016673

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
SEP 11 2006
THOMSON
FINANCIAL

dlw 9/8

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 29th August, 2006 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Continuing Connected Transactions
   Date : 24th August, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the CTEI Continuing Connected Transactions, the Shanghai Lotus Continuing Connected Transactions and the New Continuing Connected Transactions in respect of the supply by the CPP Subsidiaries of merchandise including edible oil, chicken and processed meat, duck and processed meat, eggs, packaged food, poultry products and processed meat and duck down. These agreements and the respective annual caps were approved by the then Independent Shareholders at two special general meetings held on 21 April 2005 and 30 November 2005 respectively.

In order to give the CPP Group the flexibility of continuing to develop its new and expanding source of business in a way that can suit the changing circumstances of individual CPP Subsidiaries, on 24 August 2006, the Company entered into the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement with CTEI and Shanghai Lotus respectively. Instead of entering into separate agreements for each continuing connected transactions by the relevant CPP Subsidiaries with the relevant CTEI Subsidiaries or Shanghai Lotus for the supply of merchandise as approved previously, these two agreements set out the framework within which packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets are to be supplied by the CPP Subsidiaries to any of the CTEI Subsidiaries and to Shanghai Lotus or any of its subsidiaries and the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries, Shanghai Lotus or any of its subsidiaries when they place specific orders from time to time with any of the CPP Subsidiaries for the purchase of such merchandise which may be required by them and which the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries. The Approved Continuing Connected Transaction Agreements will be replaced upon approval by Independent Shareholders of the Reorganized Continuing Connected Transactions at the SGM.

Both CTEI and Shanghai Lotus are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules. Accordingly, transactions under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute continuing connected transactions for CPP under the Listing Rules.

Taking into account the proposed annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement, the transactions contemplated under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute non-exempt continuing connected transactions for CPP under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser.

A circular containing information relating to the Reorganized Continuing Connected Transactions, a letter from the Independent Board Committee, a letter setting out the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Reorganized Continuing Connected Transactions and the relevant annual caps under each of the Reorganized Continuing Connected Transactions will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

Reference is made to the circulars issued by the Company on 29 March 2005 and 27 October 2005 respectively regarding the CTEI Continuing Connected Transactions, the Shanghai Lotus Continuing Connected Transactions and the New Continuing Connected Transactions in respect of the supply by the CPP Subsidiaries of merchandise including edible oil, chicken and processed meat, duck and processed meat, eggs, packaged food, poultry products and processed meat and duck down. These agreements and the respective annual caps were approved by the then Independent Shareholders at two special general meetings held on 21 April 2005 and 30 November 2005 respectively.

In order to give the CPP Group the flexibility of continuing to develop its new and expanding source of business in a way that can suit the changing circumstances of individual CPP Subsidiaries, on 24 August 2006, the Company entered into the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement with CTEI and Shanghai Lotus respectively. Instead of entering into separate agreements for each continuing connected transactions by the relevant CPP Subsidiaries with the relevant CTEI Subsidiaries or Shanghai Lotus for the supply of merchandise as approved previously, these two agreements set out the framework within which packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets are to be supplied by any of the CPP Subsidiaries (in the case of the Reorganized CTEI Supply Agreement) to any of the CTEI Subsidiaries and (in the case of the Reorganized Shanghai Lotus Supply Agreement) to Shanghai Lotus or any of its subsidiaries and the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries, Shanghai Lotus or any of its subsidiaries when they place specific orders from time to time with any of the CPP Subsidiaries for the purchase of such merchandise which may be required by them and which the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries. The Approved Continuing Connected Transaction Agreements will be replaced upon approval by Independent Shareholders of the Reorganized Continuing Connected Transactions at the SGM.

DETAILS OF THE REORGANIZED CONTINUING CONNECTED TRANSACTIONS

The Reorganized Continuing Connected Transactions comprise transactions carried out by any of the CPP Subsidiaries with any of the CTEI Subsidiaries or Shanghai Lotus or any of its subsidiaries pursuant to the following agreements:–

(1) the Reorganized CTEI Supply Agreement; and

(2) the Reorganized Shanghai Lotus Supply Agreement.

REORGANIZED CTEI SUPPLY AGREEMENT

Date	:	24 August 2006
Parties	:	(i) CPP (ii) CTEI
Subject	:	Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which the respective CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries
Term	:	With effect from the date of approval by Independent Shareholders to 31 December 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the relevant CPP Subsidiaries than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC

The annual caps of the relevant merchandise to be supplied by the CPP Subsidiaries to the CTEI Subsidiaries for the financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed the prorated portion of HK$125,620,000 representing the remaining part of the year ending 31 December 2006 from the date on which the Reorganized CTEI Supply Agreement becomes effective, HK$138,182,000 and HK$152,000,200 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the CTEI Continuing Connected Transaction Agreements and the New Continuing Connected Transaction Agreements. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business in the CPP Subsidiaries.

The annual caps under the Reorganized CTEI Supply Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the respective CTEI Continuing Connected Transaction Agreements and New Continuing Connected Transaction Agreements:

Circular Date	Agreement	CPP Subsidiary	CTEI Subsidiary	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29 March 2005	Ningbo Oil Edible Oil Supply (1) Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd	Xian Lotus Supermarket Chain Store Co., Ltd	Edible oil	8,800,000 (9,680,000)
29 March 2005	Ningbo Oil Edible Oil Supply (2) Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Edible oil	8,800,000 (9,680,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement	Qingdao Chia Tai Company Limited	Taian Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	8,800,000 (9,680,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement	Qingdao Chia Tai Company Limited	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	3,300,000 (3,630,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement	Qingdao Chia Tai Company Limited	Jinan Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	3,300,000 (3,630,000)
29 March 2005	Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement	Xianghe Chia Tai Co., Ltd.	Beijing Lotus Supermarket Chain Store Co., Ltd.	Duck and processed meat	6,600,000 (7,260,000)
29 March 2005	Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement	Xianghe Chia Tai Co., Ltd.	Tianjin Lotus Supermarket Chain Store Co., Ltd.	Duck and processed meat	3,300,000 (3,630,000)
29 March 2005	Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement	Shaanxi Chia Tai Company Limited	Xian Lotus Supermarket Chain Store Co., Ltd.	Eggs, chicken and processed meat	4,400,000 (4,840,000)
29 March 2005	Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement	Shaanxi Chia Tai Company Limited	Zhengzhou Lotus Supermarket Chain Store Co., Ltd	Eggs, chicken and processed meat	4,400,000 (4,840,000)
27 October 2005	Chia Tai Food Packaged Food and Poultry Products New Supply Agreement	Chia Tai Food Product (Shanghai) Co., Ltd.	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Packaged food, poultry products and processed meat	6,600,000 (7,260,000)
27 October 2005	First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	Qingdao Chia Tai Company Limited	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Chicken and processed meat	34,320,000 (37,752,000)
27 October 2005	Ningbo Chia Tai Edible Oil New Supply Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Edible oil	33,000,000 (36,300,000)
				Total:	**125,620,000 (138,182,000)**

REORGANIZED SHANGHAI LOTUS SUPPLY AGREEMENT

Date	:	24 August 2006
Parties	:	(i) CPP (ii) Shanghai Lotus
Subject	:	Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by Shanghai Lotus or any of its subsidiaries and which the respective CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries
Term	:	With effect from the date of approval by Independent Shareholders to 31 December 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the relevant CPP Subsidiaries than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC

The annual caps of the relevant merchandise to be supplied by the CPP Subsidiaries to Shanghai Lotus and its subsidiaries for the financial years ending 31 December 2006, 31 December 2007 and

31 December 2008 will not exceed the prorated portion of HK$410,850,000 representing the remaining part of the year ending 31 December 2006 from the date on which the Reorganized Shanghai Lotus Supply Agreement becomes effective, HK$451,935,000 and HK$497,128,500 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the Shanghai Lotus Continuing Connected Transaction Agreements. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business of the CPP Subsidiaries.

The annual caps under the Reorganized Shanghai Lotus Supply Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the Shanghai Lotus Continuing Connected Transaction Agreements:

Circular Date	Agreement	CPP Subsidiary	Shanghai Lotus	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29 March 2005	Shanghai Lotus Edible Oil Purchase Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Shanghai Lotus	Edible oil	198,000,000 (217,800,000)
29 March 2005	Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement	Qingdao Chia Tai Company Limited	Shanghai Lotus	Chicken and processed meat	154,000,000 (169,400,000)
27 October 2005	Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	Chia Tai Food Product (Shanghai) Co., Ltd.	Shanghai Lotus	Chicken and processed meat	55,000,000 (60,500,000)
27 October 2005	Shanghai Lotus Duck and Processed Meat Purchase Agreement	Xianghe Chia Tai Co., Ltd.	Shanghai Lotus	Duck, processed meat and duck down	3,850,000 (4,235,000)
				Total:	**410,850,000 (451,935,000)**

The annual caps proposed for 2006 for each of the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement would represent approximately 0.9% and approximately 2.9% respectively when compared with the CPP Group's audited consolidated turnover of US$1,832,764,000 (equivalent to approximately HK$14,295,559,200) for the year ended 31 December 2005.

REASONS FOR THE REORGANIZED CONTINUING CONNECTED TRANSACTIONS

CPP and its subsidiaries are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company and, through the CTEI Subsidiaries, is principally engaged in the operation of large scale cash-and-carry warehouse stores in the PRC mainly located in north and south China.

Shanghai Lotus and its subsidiaries are principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities in east and southwest China.

As (i) certain of the relevant CPP Subsidiaries which are parties to the Approved Continuing Connected Transaction Agreements are able to supply to the supercentres operated by the CTEI Subsidiaries and by Shanghai Lotus respectively merchandise other than those already covered under the Approved Continuing Connected Transaction Agreements such as grains, vegetables, fresh and preserved fruit and groceries; (ii) other CPP Subsidiaries which are not parties to the Approved Continuing Connected Transaction Agreements have gained access to certain types of merchandise required by the supercentres operated by the CTEI Subsidiaries and by Shanghai Lotus respectively at good price due to their locations and local connections; and (iii) it is envisaged that as each of CTEI and Shanghai Lotus expands its respective networks of supercentres in the PRC, the CPP Subsidiaries involved may in the future supply merchandise to the CTEI Subsidiaries and Shanghai Lotus and its subsidiaries respectively which are not parties to the Approved Continuing Connected Transaction Agreements, the Company intends to reorganize the structure of the Approved Continuing Connected Transaction Agreements into the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement as described above to broaden the scope of merchandise to be supplied to and by an increase number of parties which were not approved previously.

The Directors are of the view that the supply of the relevant merchandise to the CTEI Subsidiaries and Shanghai Lotus and its subsidiaries under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement will allow the CPP Group the flexibility of continuing to develop this new and expanding source of business in a way that can suit the changing circumstances of individual CPP Subsidiaries.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) consider that the terms of the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement are normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP.

The Chearavanont Shareholders, through Charoen Pokphand Group Company Limited, a company in which they have a 51.31% shareholding interest, is interested in approximately 61.71% in aggregate of the issued share capital of CTEI. Accordingly, CTEI and the CTEI Subsidiaries are associates of the controlling shareholders of CPP and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules.

The Chearavanont Shareholders are indirectly interested in an aggregate of 44.98% of the issued share capital of C.P. Seven Eleven, and Shanghai Lotus is a subsidiary of C.P. Seven Eleven. Shanghai Lotus and its subsidiaries are accordingly associates of the Chearavanont Shareholders and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules.

In view of the above, the transactions under the Reorganized Continuing Connected Transactions will constitute continuing connected transactions of the Company under the Listing Rules in the same way as the transactions under the Approved Continuing Connected Transactions Agreements.

Taking into account the proposed annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement, the transactions contemplated under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute non-exempt continuing connected transactions for the Company under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser. The Chearavanont Shareholders and their respective associates will abstain from voting at the SGM.

A circular containing information relating to the Reorganized Continuing Connected Transactions, a letter from the Independent Board Committee, a letter setting out the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Reorganized Continuing Connected Transactions and the relevant annual caps under each of the Reorganized Continuing Connected Transactions will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Approved Continuing Connected Transaction Agreements"	the CTEI Continuing Connected Transaction Agreements, the Shanghai Lotus Continuing Connected Transaction Agreements and the New Continuing Connected Transaction Agreements
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP
"connected person"	has the meaning ascribed to it under the Listing Rules
"CPP" or "the Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPP Group"	CPP and its subsidiaries
"CPP Subsidiaries"	the subsidiaries of CPP
"C.P. Seven Eleven"	C.P. Seven Eleven Public Company Limited, a company incorporated in Thailand whose shares are listed on the Stock Exchange of Thailand
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 121
"CTEI Continuing Connected Transactions"	the continuing connected transactions under the CTEI Continuing Connected Transaction Agreements, which were approved by the then Independent Shareholders at the Company's special general meeting held on 21 April 2005
"CTEI Continuing Connected Transaction Agreements"	the agreements entered into between the relevant CPP Subsidiaries and the relevant CTEI Subsidiaries as defined in the Company's circular dated 29 March 2005
"CTEI Subsidiaries"	the subsidiaries of CTEI
"Directors"	the directors of CPP
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising the Company's independent non-executive Directors, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, which will be established to advise the Independent Shareholders in respect of the Reorganized Continuing Connected Transactions
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Continuing Connected Transactions"	the continuing connected transactions under the New Continuing Connected Transaction Agreements approved by the then Independent Shareholders at the Company's special general meeting held on 30 November 2005
"New Continuing Connected Transaction Agreements"	the agreements entered into between the respective CPP Subsidiaries and the respective CTEI Subsidiaries as defined in the Company's circular dated 27 October 2005
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Reorganized Continuing Connected Transactions"	the Reorganized CTEI Continuing Connected Transactions and the Reorganized Shanghai Lotus Continuing Connected Transactions
"Reorganized CTEI Continuing Connected Transactions"	the transactions under the Reorganized CTEI Supply Agreement, which constitute continuing connected transactions for the Company for the purposes of Chapter 14A of the Listing Rules
"Reorganized CTEI Supply Agreement"	the agreement entered into between the Company and CTEI on 24 August 2006 for the supply by any subsidiaries of CPP to any subsidiaries of CTEI of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the latter on an ongoing basis
"Reorganized Shanghai Lotus Continuing Connected Transactions"	the transactions under the Reorganized Shanghai Lotus Supply Agreement, which constitute continuing connected transactions for the Company for the purposes of Chapter 14A of the Listing Rules
"Reorganized Shanghai Lotus Supply Agreement"	the agreement entered into between the Company and Shanghai Lotus on 24 August 2006 for the supply by any subsidiaries of CPP to Shanghai Lotus or any of its subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the latter on an ongoing basis
"SGM"	a special general meeting of CPP to be held to approve the Reorganized Continuing Connected Transactions
"Shanghai Lotus"	上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of C.P. Seven Eleven
"Shanghai Lotus Continuing Connected Transactions"	the continuing connected transactions under the Shanghai Lotus Continuing Connected Transaction Agreements, which were approved by the then Independent Shareholders at the Company's special general meeting held on 21 April 2005
"Shanghai Lotus Continuing Connected Transaction Agreements"	the agreements entered into between the relevant CPP Subsidiaries and Shanghai Lotus as defined in the Company's circular dated 29 March 2005 as amended by a supplemental agreement as defined in the Company's circular dated 27 October 2005
"Shareholders"	shareholders of CPP
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency in the United States of America

For the purpose of this announcement, the following exchange rate has been used for the translation of US$ into HK$ for indication only:

US$1.00 = HK$7.80.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 24 August 2006

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.